FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

 Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated September 21, 2020 titled “Santander’s board calls a General Shareholders’ Meeting for 27 October 2020 and submits for approval the distribution of €0.10 per share in cash to be paid in 2021”

Item 1

Santander’s board calls a General Shareholders’ Meeting for 27 October 2020 and submits for approval the distribution of €0.10 per share in cash to be paid in 2021

•	The board of directors is asking shareholders to approve a payment to shareholders of €0.10 per share, to be paid in 2021 with a charge to share premium reserves. This is subject to ECB approval, the bank maintaining a CET1 ratio within or above its target range of 11-12%, and the total distribution not exceeding 50% of the group’s consolidated ordinary (underlying) profit.

•	Furthermore, as announced in July, the board is also proposing shareholders to approve the payment of a scrip dividend this year for 2019, to be paid in new shares equivalent to €0.10 per share.

Madrid, 21 September 2020 - PRESS RELEASE

The board of directors of Banco Santander, S.A. (the “Bank” or “Banco Santander”) has today resolved to call a general shareholders’ meeting to be held on 26 October 2020 on first call, or 27 October 2020 on second call. In order to minimise the need to travel and safeguard the health of shareholders, employees and those involved in organising the event, the board has decided to relocate the meeting from Santander to Boadilla del Monte (Madrid). This will also help facilitate the holding of the meeting should additional restrictions to meetings or travel be imposed as a result of the pandemic.

As the Bank announced in July, the board is asking shareholders to approve a fully-paid capital increase to enable the payment of a dividend this year for 2019, to be paid in new shares equivalent to €0.10 per share. As a result, the equivalent total payment corresponding to 2019 would be equivalent to €0.20 per share.

Furthermore, the board is also asking shareholders to approve a cash payment for 2020 of €0.10 per share, to be paid in 2021, with a resulting charge to share premium reserves. The payment of this fixed amount is conditional upon its compliance with relevant European Central Bank (ECB) guidance at the time, as well as ECB approval. It is also conditional upon the Group’s CET1 ratio remaining within or above its target range of 11-12% after distribution, and the total amount to be paid not exceeding 50% of the Bank’s 2020 consolidated ordinary (underlying) profit.

On 2 April 2020, in view of the ECB’s recommendation in which it asked European banks to refrain from paying dividends with a charge to results from financial years 2019 and 2020, the board of directors decided to cancel the payment of the 2019 final dividend and suspend the dividend policy for 2020. As a result, it withdrew the proposal for the distribution of 2019 results from the agenda of the General Shareholders’ Meeting to be held on 3 April 2020 and confirmed this would be reviewed at a new meeting of shareholders which it expected to be held in October 2020. On 27 July, the ECB extended its recommendation until 1 January 2021.

With respect to the 2020 dividend, and with a broader view of the crisis, the Bank’s capital strength and the evolution of the half-yearly ordinary results, Santander announced on 29 July its intention to apply a 100% cash dividend policy, subject regulatory approvals and guidance and as soon as the market conditions return to normal. Accordingly, by 30 June 2020 the Bank had accrued six basis points of CET1 capital for dividends while maintaining to CET1 ratio at 11.84%, within its target range of 11-12%.

The board considers that the proposal to make a cash payment in 2021, with a corresponding charge to share premium reserves is consistent with the goal of paying shareholders between 40% and 50% of the consolidated ordinary (underlying) profit, and to do so in cash, provided there is no regulation or regulatory recommendation discouraging the distribution on the expected payment date in 2021.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

The agenda of the general meeting also includes the proposal to appoint R. Martín Chávez Márquez (USA, 1964) as a new board member, in accordance with the announcement made on 30 June 2020. If appointed, and subject to ECB’s approval, Martín Chávez will fill the vacancy left by Esther Giménez-Salinas.

In light of the ongoing pandemic, the bank is recommending that shareholders utilise the provisions made to allow them to participate in the meeting without attending in person. The notice calling shareholders to the meeting will include all information required for remote proxy-granting and voting, as well as for remote attendance. Should the relevant authorities increase restrictions on travel and/or the holding of meetings, the bank may hold the general shareholders’ meeting with remote attendance only.

The full agenda for the general meeting is set out below. As mentioned above, the board of directors of the Bank has resolved to hold the meeting in Boadilla del Monte (Madrid), at the Centro de Formación El Solaruco (Ciudad Grupo Santander), located at Avenida de Cantabria, s/n, on 27 October 2020 at 9:00 a.m. (CET), on second call, in the event that, due to failure to reach the required quorum, the meeting cannot be held on first call.

The call to the meeting will be published in the coming days.

AGENDA

One.-	Application of results obtained during financial year 2019.

Two.-	Board of directors: appointment, re-election or ratification of directors.

Two A.	Setting of the number of directors.
Two B.	Appointment of Mr Ramón Martín Chávez Márquez.

Three.-

Three A.	Examination and, if appropriate, approval of the balance sheet of Banco Santander, S.A. as at 30 June 2020.

Three B.	Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to: establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general meeting; take such actions as may be required for implementation thereof; amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital; and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Mercado Continuo) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed in the manner required by each of such Stock Exchanges.

Four.-	Conditional distribution of the gross fixed amount of 10 euro cents (0.10) per share with a charge to the Share Premium Reserve. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to: establish the terms and conditions of the distribution as to all matters not provided for by the shareholders at this general meeting; take such actions as may be required for implementation thereof; and to execute such public and private documents as may be necessary to implement the resolution.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Five.-	Authorisation to the board of directors to interpret, remedy, supplement, implement and develop the resolutions approved by the shareholders at the meeting, as well as to delegate the powers received from the shareholders at the meeting, and grant of powers to convert such resolutions into notarial instruments.

Important Information

Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, this document may contain certain references to financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and to other non-IFRS measures (“Non-IFRS Measures”). The financial measures referred to or contained in this document that qualify as APMs or non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2. of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2019. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2019 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 6 March 2020, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q2 2020 Financial Report, published as Inside Information on 29 July 2020. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures.

Forward-looking statements

Santander cautions that this document contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this document and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this document, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits, and the effects of the COVID-19 pandemic in the global economy; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US; (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries.

Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this document and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No offer

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this document should be construed as a profit forecast.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 21, 2020	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer